FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2025

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1. Consolidated Results of Operations (US GAAP), Fourth quarter, year ended March 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 2, 2025	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Consolidated Results of Operations Fourth quarter, year ended March 2025 (US GAAP) April 2025 Nomura Holdings, Inc. We aspire to create a better world by harnessing the power of financial markets ©Nomura

Outline Presentation Executive summary (p. 2-4) Overview of results (p. 5) Business segment results (p. 6) Wealth Management (p. 7-9) Investment Management (p. 10-11) Wholesale (p. 12-14) Non-interest expenses (p. 15) Robust financial position (p. 16) Financial Supplement Consolidated balance sheet (p. 18) Value at risk (p. 19) Consolidated financial highlights (p. 20) Consolidated income (p. 21) Main revenue items (p. 22) Consolidated results: Income (loss) before income taxes by segment and region (p. 23) Segment “Other” (p. 24) Wealth Management related data (p. 25-28) Investment Management related data (p. 29-30) Wholesale related data (p. 31) Number of employees (p. 32) 1

Executive summary (1/2)

FY2024/25 full year highlights

- **Net income[1] of Y340.7bn, a new record high**
  - **Three segment performance was strong** and there was evidence of further progress with our medium to long-term initiatives, including growth in stable revenues[2], efforts to diversify Wholesale revenues, and cost controls
  - Three international regions income before income taxes of Y137.0bn: **Profitability improved substantially**, pushing down groupwide effective tax rate to 26%
- Three segment income before income taxes up 80%: **Profits up steeply thanks to growth in net revenue in all segments and success in controlling costs**
  - **Wealth Management income before income taxes at 11-year high:** Progress in asset management business initiatives led to 30% growth in recurring revenue YoY
  - **Investment Management income before income taxes reaches highest level since division established:** Business revenue at the highest level since division established in April 2021; investment gain/loss also improved
  - **Wholesale income before income taxes at 15-year high:** Revenues up in all business lines and all regions and we maintained stringent cost controls

Proactive shareholder returns

Dividend per share

Year-end Y34

(Ordinary dividend Y24, Commemorative dividend Y10)

Annual Y57

(Dividend payout ratio of 49.4%)

Share buyback

- Number of Shares: **100mn** (Max)
- Value: **Y60bn** (Max)
- Period: May 15 to December 30

	FY2023/24 Full year	FY2024/25 Full year	YoY
Net revenue	Y1,562.0bn	**Y1,892.5bn**	21%
Income (loss) before income taxes	Y273.9bn	**Y472.0bn**	72%
Net income[1]	Y165.9bn	**Y340.7bn**	105%
EPS[3]	Y52.69	**Y111.03**	111%
ROE	5.1%	**10.0%**	

Income (loss) before income taxes: Segment information	FY2023/24 Full year	FY2024/25 Full year	YoY
Wealth Management	Y122.7bn	**Y170.8bn**	39%
Investment Management	Y60.2bn	**Y89.6bn**	49%
Wholesale	Y53.9bn	**Y166.3bn**	3.1x
Three segment total	Y236.8bn	**Y426.6bn**	80%
Other	Y47.4bn	**Y46.9bn**	-1%
Unrealized gain (loss) on investments held for operating purposes	-Y10.3bn	**-Y1.5bn**	-
Income (loss) before income taxes	Y273.9bn	**Y472.0bn**	72%

1. *Net income (loss) attributable to Nomura Holdings shareholders.*
2. *Recurring revenue of Wealth Management and Business revenue of Investment Management, etc.*
3. *Diluted net income (loss) attributable to Nomura Holdings shareholders per share.*

2

Appendix: Key points of FY2024/25 full year results Three segment income before income taxes up sharply thanks to medium to longer-term initiatives KGIs presented at the Investor Day 2023 all achieved Three segment income (loss) before income taxes (billions of yen) 500 Wholesale Investment Management 400 Wealth Management 166 300 288 237 205 130 90 200 106 63 100 171 95 0 FY2021/22 FY2022/23 FY2023/24 FY2024/25 FY2024/25 (KGI targets of Investor Day 2023) Three international regions contributing more to profits Income before income taxes at record high1 of Y137bn, coming to account for 29% of groupwide profits Three international regions income (loss) before income taxes (billions of yen) 150 137 US International EMEA 51 29% AEJ 66 100 Total FY2024/25 20 20 Groupwide 51 50 Income before income taxes 66 Y472.0bn 335 5 0 Japan 71% -50 FY2023/24 FY2024/25 1. Since FY2002/03, when the disclosure of geographic information began. 3

Executive summary (2/2)

FY2024/25 4Q highlights

- **Income before income taxes and net income both slowed following a strong previous quarter, but ROE held up well at 8.2%**
  - Net revenue: Y452.7bn (-10% QoQ); Income before income taxes: Y97.7bn (-29% QoQ); Net income[1]: Y72.0bn (-29% QoQ); EPS[2]: Y23.39; ROE[3]: 8.2%
  - All three international regions profitable (Y28.5bn) for a seventh straight quarter, pushing the effective tax rate down to 24%
- **Three segment income before income taxes of Y90.1bn (-29% QoQ):** Decline in flow revenue, etc. and Fixed Income revenues, but steady growth in stable revenues, strength maintained in Equities and Investment Banking
  - Wealth Management:
    - Recurring revenue cost coverage ratio rose to 76% on record-high stable recurring revenue and an assist from cost reductions; flow revenue, etc. slowed due to uncertain market conditions
  - Investment Management:
    - Strength in asset management business lifted stable business revenue to the highest level since the division's establishment[4]; investment gain/loss deteriorated
  - Wholesale:
    - Continued revenue growth in Equities and Investment Banking
    - Revenues down in Fixed Income after a strong previous quarter

Income (loss) before income taxes and net income (loss)[1]



Groupwide
(billions of yen)
Income (loss) before income taxes
Net income (loss)
46.3
56.7
78.7
92.1
102.9
133.0
138.3
97.7
23.3
35.2
50.5
56.8
68.9
98.4
101.4
72.0
FY2023/24
FY2024/25
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q



Three segment income before income taxes
(billions of yen)
Wholesale
Investment Management
Wealth Management
28.7
60.5
70.5
77.1
86.6
122.5
127.5
90.1
FY2023/24
FY2024/25
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

1. Net income (loss) attributable to Nomura Holdings shareholders.
2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.
3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.
4. April 2021

4

Overview of results Highlights (billions of yen, excluding EPS and ROE) FY2023/24 FY2024/25 FY23/24 FY24/25 QoQ YoY YoY 4Q 1Q 2Q 3Q 4Q Full year Full year Net revenue 445.1 454.4 483.3 502.0 452.7 -10% 2% 1,562.0 1,892.5 21% Non-interest expenses 353.0 351.5 350.3 363.7 355.0 -2% 1% 1,288.2 1,420.5 10% Income (loss) before 92.1 102.9 133.0 138.3 97.7 -29% 6% 273.9 472.0 72% income taxes Net income (loss)1 56.8 68.9 98.4 101.4 72.0 -29% 27% 165.9 340.7 105% EPS2 Y18.02 Y22.36 Y32.26 Y33.08 Y23.39 -29% 30% Y52.69 Y111.03 111% ROE3 6.8% 8.1% 11.6% 11.8% 8.2% 5.1% 10.0% 1. Net income (loss) attributable to Nomura Holdings shareholders. 2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share. 3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period. 5

Business segment results

Net revenue and income (loss) before income taxes

(billions of yen)		FY2023/24 4Q	FY2024/25 1Q	FY2024/25 2Q	FY2024/25 3Q	FY2024/25 4Q	QoQ	YoY	FY23/24 Full year	FY24/25 Full year	YoY
Net revenue	Wealth Management	108.8	114.0	116.7	116.3	**104.5**	-10%	-4%	402.4	**451.5**	12%
	Investment Management	43.6	47.7	56.1	45.7	**43.0**	-6%	-1%	154.1	**192.5**	25%
	Wholesale	254.2	244.8	263.4	290.5	**259.2**	-11%	2%	866.1	**1,057.9**	22%
	Subtotal	406.5	406.5	436.2	452.5	**406.7**	-10%	0%	1,422.7	**1,701.9**	20%
	Other*	34.4	46.7	50.4	48.8	**46.2**	-5%	34%	149.7	**192.1**	28%
	Unrealized gain (loss) on investments in equity securities held for operating purpose	4.2	1.2	-3.2	0.6	**-0.2**	-	-	-10.3	**-1.5**	-
	Net revenue	445.1	454.4	483.3	502.0	**452.7**	-10%	2%	1,562.0	**1,892.5**	21%
Income (loss) before income taxes	Wealth Management	38.8	42.3	45.3	46.2	**37.0**	-20%	-4%	122.7	**170.8**	39%
	Investment Management	17.8	23.2	31.9	18.9	**15.5**	-18%	-13%	60.2	**89.6**	49%
	Wholesale	20.6	21.1	45.3	62.4	**37.5**	-40%	82%	53.9	**166.3**	3.1x
	Subtotal	77.1	86.6	122.5	127.5	**90.1**	-29%	17%	236.8	**426.6**	80%
	Other*	10.8	15.1	13.7	10.2	**7.8**	-23%	-27%	47.4	**46.9**	-1%
	Unrealized gain (loss) on investments in equity securities held for operating purpose	4.2	1.2	-3.2	0.6	**-0.2**	-	-	-10.3	**-1.5**	-
	Income (loss) before income taxes	92.1	102.9	133.0	138.3	**97.7**	-29%	6%	273.9	**472.0**	72%

*Additional information on "Other" (FY2024/25 4Q)

- Gain related to economic hedging (Y2.2bn)
- Gain on changes to own and counterparty credit spread relating to Derivatives (Y0.6bn)

6

Wealth Management

Net revenue and income (loss) before income taxes

(billions of yen)	FY23/24 Full year	FY24/25 Full year	FY2023/24 4Q	FY2024/25 1Q	FY2024/25 2Q	FY2024/25 3Q	FY2024/25 4Q	QoQ	YoY
Net revenue	402.4	**451.5**	108.8	114.0	116.7	116.3	**104.5**	**-10%**	**-4%**
Non-interest expenses	279.7	**280.7**	70.0	71.7	71.4	70.1	**67.5**	**-4%**	**-4%**
Income (loss) before income taxes	122.7	**170.8**	38.8	42.3	45.3	46.2	**37.0**	**-20%**	**-4%**

Breakdown of net revenue


(billions of yen)
Flow revenue, etc.
Recurring revenue
500.0
400.0
300.0
200.0
100.0
0.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0

(billions of yen)	FY23/24 Full year	FY24/25 Full year	FY2023/24 4Q	FY2024/25 1Q	FY2024/25 2Q	FY2024/25 3Q	FY2024/25 4Q	QoQ	YoY
Recurring revenue[1]	153.5	**198.1**	41.8	45.8	50.3	50.4	**51.6**	**2%**	**24%**
Flow revenue, etc.[2]	248.9	**253.4**	67.0	68.2	66.4	65.9	**52.9**	**-20%**	**-21%**
Net revenue	402.4	**451.5**	108.8	114.0	116.7	116.3	**104.5**	**-10%**	**-4%**

Key points

Full year

Net revenue: Y451.5bn (+12% YoY)

Income before income taxes: Y170.8bn (+39% YoY)

- Income before income taxes at highest level in the 11 years since FY2013/14
  - All FY2024/25 KPIs achieved on further progress in asset management business; stable recurring revenue up 29% YoY on growth in recurring revenue assets with net inflows
  - Multi-year cost-cutting efforts bearing fruit

Fourth quarter

Net revenue: Y104.5bn (-10% QoQ, -4% YoY)

Income before income taxes: Y37.0bn (-20% QoQ, -4% YoY)

Recurring revenue

- Continued net inflows into recurring revenue assets (+Y265.6bn), with net purchases across a range of products and services, led by investment trusts
- Recurring revenue at all-time high, with contribution from investment advisory fees received half-yearly

Flow revenue, etc.

- Flow revenue, etc. fell on a decline in primary stock subscriptions and a slowdown in secondary stock transactions and investment trust purchases due to the uncertain market outlook

Growth of client assets	FY2024/25 3Q	FY2024/25 4Q
Investment trust net inflows[3]	+Y203.7bn	**+Y301.9bn**
Discretionary investment net inflows[3]	+Y65.9bn	**+Y35.2bn**
Net inflows of cash and securities[4]	-Y131.5bn	**+Y380.5bn**
Recurring revenue cost coverage ratio[5]	72%	**76%**

1. Revenue from client assets and ongoing revenue (investment trusts, discretionary investments, insurance, loans, level fee assets, etc.). 2. Revenue from transactions (brokerage revenue, consulting-related revenue), interest income, etc. other than from loans. 3. Excludes Corporate section. 4. Cash and securities inflows minus outflows, excluding regional financial institutions. 5. Recurring revenue divided by non-interest expenses.

7

NOMURA

Wealth Management: Total sales

Total sales[1]


Discretionary investments, Insurance products
Investment trusts
Bonds
Stocks
7,000.0
6,000.0
5,000.0
4,000.0
3,000.0
2,000.0
1,000.0
0.0

(billions of yen)	FY2023/24 4Q	FY2024/25 1Q	FY2024/25 2Q	FY2024/25 3Q	FY2024/25 4Q
Stocks	4,491.3	4,785.8	4,149.9	3,644.4	**3,870.6**
Bonds	749.3	695.6	610.8	399.8	**462.7**
Investment trusts	764.2	971.0	793.7	863.4	**791.0**
Discretionary investments	125.5	200.8	180.9	174.4	**149.5**
Insurance	82.0	113.3	115.7	109.4	**87.1**
Total sales[1]	6,212.2	6,766.6	5,851.0	5,191.4	**5,360.9**

Total sales[1] up 3% QoQ

- Stocks: +6% QoQ
  - Sales rose thanks to a large deal; secondary stock sales declined as the range-bound market and the lack of forward visibility convinced investors to stay on the sidelines again
  - Primary stock subscriptions fell by 45% QoQ to Y261.5bn
- Bonds: +16% QoQ
  - Sales of foreign bonds increased, with a contribution from primary transactions
- Investment trusts: -8% QoQ
  - Despite a contribution from a newly established publicly offered investment trust that invests in private infrastructure company stocks, purchases slowed towards the end of the quarter amid heightened market uncertainty
- Discretionary investments: -14% QoQ
  - SMA and Fund Wrap contracts declined QoQ
- Insurance: -20% QoQ
  - Sales of insurance products fell QoQ, partly for seasonal reasons, but demand for retirement funds and estate planning remained robust

1. Excludes Corporate section and Workplace Solution Department.

8

Wealth Management: All FY2024/25 KPI targets achieved Net inflows of recurring revenue assets1 Continued net inflows into recurring revenue assets led by investment trusts, loans, insurance, and discretionary investmentsn FY2024/25 KPI target of Y800bn achieved, with full-year net inflows of Y1,374bn (billions of yen) Wealth Management total Excluding Corporate section 500.0 488.2 471.9 428.0 344.3 387.9 438.3 346.3 400.0 282.2 265.6 300.0 227.3 200.0 100.0 0.0 FY2023/24 FY2024/25 4Q 1Q 2Q 3Q 4Q Flow business clients Growth in flow business client numbers slowed towards the quarter-end amid heightened uncertainty but exceeded FY2024/25 KPI target of 1.46 million (thousands) 1,800 1,692 1,600 1,482 1,644 1,400 1,251 1,456 1,200 1,247 925 1,000 FY2023/24 FY2024/25 896 800 Jun Sep Dec Mar Recurring revenue assets and recurring revenue2 Quarter-end recurring revenue assets fell QoQ due to market conditions, but above FY2024/25 KPI target of Y22.3trn; recurring revenue rose to a record high with a contribution from investment advisory fees collected half-yearly (trillions of yen) Recurring revenue assets Recurring revenue (rhs) (billions of yen) 25.0 50.3 50.4 51.6 45.8 50.0 20.0 41.8 40.0 23.0 24.3 23.4 24.9 23.5 15.0 30.0 10.0 20.0 FY2023/24 FY2024/25 Mar/4Q Jun/1Q Sep/2Q Dec/3Q Mar/4Q Workplace services Steady growth in provision of workplace services, mainly driven by ESOP; went well beyond FY2024/25 target of 3.66 million (thousands) 4,000 3,883 3,792 3,825 3,800 3,732 3,627 3,600 3,400 3,200 3,000 FY2023/24 FY2024/25 Mar Jun Sep Dec Mar 1. Excludes investment trust distributions, and investment trust net inflows in level fee accounts. Figures from before FY2023/24 4Q have been reclassified following a change in definition of net inflows of recurring assets in FY2024/25 1Q. 2. Revenue from client assets and ongoing revenue (investment trusts, discretionary investments, insurance, loans, level fee assets, etc.). 9

Investment Management

Net revenue and income (loss) before income taxes

(billions of yen)	FY23 /24 Full year	FY24 /25 Full year	FY23 /24 4Q	FY2024/25 1Q	2Q	3Q	4Q	QoQ	YoY
Net revenue	154.1	**192.5**	43.6	47.7	56.1	45.7	**43.0**	**-6%**	**-1%**
Non-interest expenses	93.9	**102.9**	25.8	24.5	24.2	26.8	**27.5**	**3%**	**6%**
Income (loss) before income taxes	60.2	**89.6**	17.8	23.2	31.9	18.9	**15.5**	**-18%**	**-13%**

Breakdown of net revenue



(billions of yen)
Investment gain/loss
Business revenue
200.0
150.0
100.0
50.0
0.0
50.0
30.0
10.0
-10.0

	FY23 /24 Full year	FY24 /25 Full year	FY23 /24 4Q	FY2024/25 1Q	2Q	3Q	4Q	QoQ	YoY
Business revenue[1]	137.2	**163.7**	38.0	39.1	39.4	42.0	**43.3**	**3%**	**14%**
Investment gain/loss[2]	16.9	**28.8**	5.6	8.6	16.7	3.7	**-0.2**	**-**	**-**
Net revenue	154.1	**192.5**	43.6	47.7	56.1	45.7	**43.0**	**-6%**	**-1%**

Key points

Full year

Net revenue: Y192.5bn (+25% YoY)

Income before income taxes: Y89.6bn (+49% YoY)

- Net revenue and income before income taxes both at highest levels since division established in April 2021
  - Stable business revenue up 19% YoY; net inflows of Y2.6trn helped drive growth in AuM
  - Investment gain/loss also up; investment valuation gain on American Century Investments (ACI) doubled

Fourth quarter

Net revenue: Y43.0bn (-6% QoQ, -1% YoY)

Income before income taxes: Y15.5bn (-18% QoQ, -13% YoY)

Business revenue

- Net revenue: Y43.3bn (+3% QoQ, +14% YoY)
  - Asset management business strong again, lifting business revenue to an all-time high for a fifth straight quarter since division established in April 2021
    - Quarter-end AuM fell QoQ due to market factors, but management fees remained at a high level, as in the previous quarter
  - Revenue also grew QoQ at aircraft leasing business Nomura Babcock & Brown

Investment gain/loss

- Net revenue: -Y0.2bn
  - ACI-related investment valuation gain/loss turned slightly downward, but unrealized gains from Nomura Capital Partners portfolio companies rose QoQ

1. *Includes revenues from asset management business (excl. ACI-related gain/loss), Nomura Babcock & Brown aircraft leasing-related revenues and general partner management fees gained from private equity and other investment businesses but excludes investment gains/losses.*
2. *Comprised of returns from investments (changes in fair valuation, funding costs, management fees, dividends, etc.) including ACI-related gain/loss, private equity/credit and other investment businesses gain/loss.*

10

Investment Management: Alternative AuM up to a record high, thanks to net inflows Assets under management (net)1 (trillions of yen) Investment advisory and international businesses, etc. Investment trust business 100.0 89.0 92.5 93.5 89.3 88.8 80.0 24.4 26.1 25.0 26.3 25.0 60.0 40.0 64.6 66.4 63.8 67.2 64.3 20.0 0.0 FY2023/24 FY2024/25 Mar Jun Sep Dec Mar Net inflows2 (billions of yen) Investment advisory and international businesses, etc. Investment trust business 1,500 1,128 1,123 951 1,000 347 256 468 500 314 780 695 655 489 40 260 274 0 -229 -500 FY2023/24 FY2024/25 4Q 1Q 2Q 3Q 4Q Fourth quarter AuM above FY2024/25 KPI target of Y89trn as net inflows sustained for an eighth straight quarter Investment trust business n MRFs, etc. saw outflows of Y420bn, but ETFs booked inflows of Y670bn and investment trusts (excl. ETFs and MRFs, etc.) saw inflows of Y23bn- ETFs: Inflows into Japanese stocks mainly during March market drop- Investment trusts (excl. ETFs, MRFs, etc.): Outflows from privately placed investment trusts for institutional investors, but inflows into new private asset products and balanced funds Investment advisory and international businesses, etc. n In Japan, won mandates mainly for global stocks n Internationally, saw inflows into active Japanese stocks but outflows from high-yield bonds Net inflows drive growth in alternative AuM3 (billions of yen) 3,000 2,608 2,501 2,500 2,130 2,103 1,861 2,000 1,500 1,000 500 0 FY2023/24 FY2024/25 Mar Jun Sep Dec Mar 1. Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square, as well as third party investments related to assets under management of asset management companies under Investment Management. 2. Based on assets under management (net). 3. Total of Nomura Asset Management alternative AuM and third-party investments related to assets under management of asset management companies under Investment Management. 11

NOMURA

Wholesale

Net revenue and income (loss) before income taxes

(billions of yen)	FY23/24 Full year	FY24/25 Full year	FY23/24 4Q	FY2024/25 1Q	FY2024/25 2Q	FY2024/25 3Q	FY2024/25 4Q	QoQ	YoY
Net revenue	866.1	**1,057.9**	254.2	244.8	263.4	290.5	**259.2**	-11%	2%
Non-interest expenses	812.2	**891.7**	233.6	223.7	218.1	228.2	**221.7**	-3%	-5%
Income (loss) before income taxes	53.9	**166.3**	20.6	21.1	45.3	62.4	**37.5**	-40%	82%
CIR	*94%*	***84%***	*92%*	*91%*	*83%*	*79%*	***86%***		
Revenue/modified RWA[1]	*6.8%*	***7.6%***	*7.9%*	*7.3%*	*7.4%*	*8.2%*	***7.3%***		

Key points

Full year

Net revenue: Y1,057.9bn (+22% YoY)

Income before income taxes: Y166.3bn (3.1x YoY)

- Revenues up YoY in all business lines and in all regions
- Income before income taxes the highest in the 15 years since FY2009/10, as costs rose by only 10% while revenues rose by 22%

Fourth quarter

Net revenue: Y259.2bn (-11% QoQ, +2% YoY)

Income before income taxes: Y37.5bn (-40% QoQ, +82% YoY)

- Equities revenues up for a fifth straight quarter, led by strength in the Americas; Fixed Income revenues down QoQ
- Investment Banking revenues continued rising, with contribution from EMEA

Net revenue by business line


(billions of yen)
1,000.0
500.0
0.0
400
300
200
100
0
Investment Banking
Global Markets

(billions of yen)	FY23/24 Full year	FY24/25 Full year	FY23/24 4Q	FY2024/25 1Q	FY2024/25 2Q	FY2024/25 3Q	FY2024/25 4Q	QoQ	YoY
Global Markets	707.1	**874.6**	204.4	207.7	221.1	239.0	**206.9**	-13%	1%
Investment Banking	159.0	**183.3**	49.8	37.2	42.3	51.5	**52.3**	2%	5%
Net revenue	866.1	**1,057.9**	254.2	244.8	263.4	290.5	**259.2**	-11%	2%

Net revenue by region


(billions of yen)
Americas
EMEA
AEJ
Japan
1,000.0
800.0
600.0
400.0
200.0
0.0
400
300
200
100
0
313.9
139.5
143.8
268.9
401.9
175.5
182.7
297.8
98.4
40.7
44.2
71.0
94.6
37.0
39.4
73.9
88.9
39.5
48.2
86.7
108.5
53.5
54.6
73.9
109.9
45.5
40.5
63.3
FY23/24 Full year
FY24/25 Full year
FY23/24 4Q
FY2024/25
1Q
2Q
3Q
4Q

1. Wholesale net revenue (annualized) divided by modified risk-weighted assets (daily average for the accounting period) used by Wholesale. Modified risk-weighted assets (daily average for the accounting period) is a non-GAAP financial measure and is the total of (i) risk-weighted assets (as calculated and presented under Basel III) and (ii) an adjustment equal to the regulatory adjustment to common equity tier 1 capital calculated and presented under Basel III divided by our internal minimum capital ratio target.

12

NOMURA

Wholesale: Global Markets

Net revenue

(billions of yen)


1,000.0
800.0
600.0
400.0
200.0
0.0
250.0
200.0
150.0
100.0
50.0
0.0
FI: Others¹
FI: Macro Products²
FI: Spread Products³
EQ: Others⁴
EQ: Equity Products⁵
EQ: Execution Services⁶

	FY23/24 Full year	**FY24/25 Full year**	FY23/24 4Q	FY2024/25 1Q	FY2024/25 2Q	FY2024/25 3Q	**FY2024/25 4Q**	QoQ	YoY
Fixed Income(FI)	420.3	**499.2**	122.6	125.6	127.8	139.9	**105.8**	-24%	-14%
Equities (EQ)	286.8	**375.4**	81.9	82.0	93.2	99.1	**101.1**	2%	24%
Global Markets	707.1	**874.6**	204.4	207.7	221.1	239.0	**206.9**	-13%	1%

Key points

Full year

Net revenue: Y874.6bn (+24% YoY)

- Revenues up YoY in all major products: Strong showing in Equity Products, Execution Services and Securitized Products, steep revenue growth in International Wealth Management business in Asia and the Middle East
- Revenues up YoY in all regions: Revenue growth in all three international regions, led by the Americas

Fourth quarter

Net revenue: Y206.9bn (-13% QoQ, +1% YoY)

- Fixed Income revenues down coming off strong performance through the previous quarter
- Equities revenues up for a fifth straight quarter, with strong performance in the Americas on increased client activity

Fixed Income

- Net revenue: Y105.8bn (-24% QoQ, -14% YoY)
  - Macro Products: Rates revenues declined amidst market uncertainty and lower client activity in the latter half of the quarter; and FX/EM normalized after a strong previous quarter
  - Spread Products: Revenues stayed strong but witnessed normalization in Securitized Products revenues following a strong previous quarter. Credit revenues fell amidst widening spreads

Equities

- Net revenue: Y101.1bn (+2% QoQ, +24% YoY)
  - Equity Products: Revenues down in AEJ and Japan, but up steeply in the Americas amid higher volatility and increased client activity
  - Execution Services: Revenues up for a seventh straight quarter on increased volume

1. International Wealth Management, businesses run together with Investment Banking, and other revenue not attributed to a particular desk. 2. Rates, FX/EM. 3. Credit, Securitized Products. 4. Businesses run together with Investment Banking, and other gains and losses not attributable to a particular desk. 5. Cash and derivatives trading and Prime Services. 6. Equities execution business.

13

NOMURA

Wholesale: Investment Banking

Net revenue


(billions of yen)
200.0
150.0
100.0
50.0
0.0
60.0
40.0
20.0
0.0
Financing, Solutions, etc.
Advisory

	FY23/24 Full year	FY24/25 Full year	FY23/24 4Q	FY2024/25 1Q	FY2024/25 2Q	FY2024/25 3Q	FY2024/25 4Q	QoQ	YoY
Net revenue	159.0	**183.3**	49.8	37.2	42.3	51.5	**52.3**	**2%**	**5%**

Key points

Full year
Net revenue: Y183.3bn (+15% YoY)
- Japan and international revenues both at highest levels since comparisons possible in FY2016/17
- Steep growth in ECM and M&A revenues in Japan amid ongoing plentiful corporate actions; growth in M&A in EMEA as well
- Retained top spot[1] in Japan-related ECM league table
- Growth in solutions business revenues in all regions

Fourth Quarter
Net revenue: Y52.3bn (+2% QoQ, +5% YoY)
- Net revenue at all-time high[2]: Decline in ECM deals, but numerous M&A deals

Advisory
- Executed numerous M&A deals in Japan, including public tender offers and cross-border deals; internationally, saw revenue contributions from renewable energy and beverage-related deals, mainly in EMEA

Financing and Solutions, etc.[3]
- ECM and ALF revenues down from a strong previous quarter

Sustained momentum by monetizing deals in progress and winning major deals

Advisory

Won numerous cross-border and intra-regional deals through interregional collaboration

Major transactions
- **Mitsui OSK Lines'** agreement with Ardian, APG and PGGM to acquire LBC Tank Terminals (€1.6bn)
- **Aeon's** tender offer to make Aeon Delight a wholly owned subsidiary (Y108.1bn)
- Intermediate Capital Group's (UK) sale of **Akuo Energy (France)** to Ardian (France) (€2.1bn)
- Sale of **Scale Microgrids Solutions (US)** to EQT Transition Infrastructure (Sweden) (value undisclosed)

Financing

Solid trend in Japanese ECM deals, strength in European SSA bonds, Americas and EMEA ALF deals

Major transactions
- **Japan Post Bank**: Global PO (Y592.0bn)
- **KKR (US):** Mandatory convertible preferred stock ($2.6bn)
- **Dai-ichi Life Insurance**: Dollar-denominated subordinated notes ($2.0bn)
- **Kingdom of Spain**: Government bonds (€7.0bn)
- **Applied Systems (US):** Refinancing ($3.0bn)
- LBO finance in relation to **Clayton Dubilier & Rice (US)** acquisition of a controlling stake in Opella Healthcare Group (France) from Sanofi (France) ($5.6bn)

1. Source: LSEG, Apr 2024 to Mar 2025. 2. Since comparisons possible in FY2016/17. 3. ECM, DCM, ALF, businesses run together with Global Markets, and other revenue not attributed to a particular product.

14

NOMURA

Non-interest expenses


(billions of yen)
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
1,500.0
1,000.0
500.0
0.0
400.0
200.0
0.0
1,288.2
1,420.5
353.0
351.5
350.3
363.7
355.0

	FY2023/24 Full year	FY2024/25 Full year	FY2023/24 4Q	FY2024/25 1Q	FY2024/25 2Q	FY2024/25 3Q	FY2024/25 4Q	QoQ
Compensation and benefits	673.5	**732.4**	177.1	184.5	184.7	190.9	**172.3**	**-9.7%**
Commissions and floor brokerage	137.3	**177.5**	37.3	43.6	45.3	43.6	**44.9**	**2.8%**
Information processing and communications	217.1	**227.0**	56.3	55.8	56.7	54.4	**60.1**	**10.4%**
Occupancy and related depreciation	68.7	**70.2**	17.8	17.6	16.8	17.9	**17.8**	**-0.3%**
Business development expenses	24.2	**27.1**	6.5	6.6	6.0	6.8	**7.7**	**13.0%**
Other	167.2	**186.4**	57.9	43.4	40.8	50.0	**52.2**	**4.3%**
Total	1,288.2	**1,420.5**	353.0	351.5	350.3	363.7	**355.0**	**-2.4%**

Key points

Full year

Non-interest expenses: Y1,420.5bn (+10% YoY)

- Compensation and benefits (+9% YoY)
  - Increase due to yen depreciation and higher bonus provisions in line with performance
- Commissions and floor brokerage (+29% YoY)
  - Increase due to higher trading volume in all regions and yen depreciation

Fourth quarter

Non-interest expenses: Y355bn (-2% QoQ)

- Compensation and benefits (-10% QoQ)
  - Decline in bonus provisions in line with performance, drop-back in deferred compensation and welfare expenses after an increase in the previous quarter
- Other expenses (+4% QoQ)
  - Drop-out of forex translation adjustment amount recorded as loss in the previous quarter following progress with overseas subsidiary's liquidation proceedings, but increase in professional fees and other transaction-related expenses

15

Robust financial position

Balance sheet related indicators and capital ratios

	Mar 2024	Dec 2024	Mar 2025
Total assets	Y55.1trn	Y60.5trn	**Y56.8trn**
Shareholders' equity	Y3.4trn	Y3.6trn	**Y3.5trn**
Gross leverage	16.5x	17.0x	**16.4x**
Net leverage[1]	10.2x	11.1x	**11.0x**
Level 3 assets[2] (net)	Y1.0trn	Y1.4trn	**Y1.3trn**
Liquidity portfolio	Y8.4trn	Y10.3trn	**Y10.2trn**

(billions of yen)

Basel 3 basis	Mar 2024	Dec 2024	Mar 2025[2] (Post Basel III finalization)
Tier 1 capital	3,468	3,633	**3,501**
Tier 2 capital	0.5	0.5	**0.5**
Total capital	3,468	3,634	**3,501**
RWA	18,976	19,877	**21,480**
Tier 1 capital ratio	18.2%	18.2%	**16.2%**
CET 1 capital ratio[3]	16.2%	16.3%	**14.5%**
Consolidated capital adequacy ratio	18.2%	18.2%	**16.2%**
Consolidated leverage ratio[4]	5.24%	5.02%	**5.18%**
HQLA[5]	Y6.5trn	Y7.2trn	**Y7.2trn**
LCR[5]	202.7%	213.8%	**234.1%**
TLAC ratio (RWA basis)	33.0%	32.1%	**28.1%**
TLAC ratio (Total exposure basis)	10.4%	9.7%	**9.9%**

RWA and CET 1 capital ratio[3]



(trillions of yen)
Post Basel III finalization
RWA (lhs)
CET 1 capital ratio (rhs)
20.0
15.0
10.0
5.0
0.0
16.2%
15.7%
15.7%
16.3%
14.5%
20.0%
15.0%
10.0%
5.0%
0.0%
FY2023/24 Mar
FY2024/25 Jun
Sep
Dec
Mar

Changes in RWA[2]



(trillions of yen)
25.0
20.0
15.0
10.0
5.0
0.0
19.9
3.0
6.7
10.1
3.1
Response to regulatory changes7
-0.5
-1.0
0.0
Fluctuations during the period
21.5
3.7 Operational risk
6.2 Market risk
11.5 Credit risk6
Dec 24
Mar 25
(Post Basel III finalization)

1. Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity. 2. HQLA and LCR as of the end of March 2025 are final figures. Other figures are preliminary. 3. CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets. 4. Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items). 5. Daily average for each quarter. 6. Credit risk includes CVA. 7. Estimated value that includes the impact of regulatory responses conducted during the period.

16

Financial Supplement

Consolidated balance sheet Consolidated balance sheet (billions of yen) Mar 31, Mar 31, Increase Mar 31, Mar 31, Increase 2024 2025 (Decrease) 2024 2025 (Decrease) Assets Liabilities Total cash and cash deposits 5,155 5,515 360 Short-term borrowings 1,055 1,117 63 Total payables and deposits 6,490 7,249 759 Total loans and receivables 6,834 7,449 615 Total collateralized financing 19,397 18,646 -751 Trading liabilities 10,891 11,379 488 Total collateralized agreements 20,995 18,664 -2,331 Other liabilities 1,415 1,457 42 Long-term borrowings 12,452 13,374 922 Total trading assets and private 1 19,657 22,524 2,867 Total liabilities 51,699 53,221 1,522 equity and debt investments Total other assets1 2,507 2,651 144 Equity Total NHI shareholders’ equity 3,350 3,471 121 Noncontrolling interest 98 110 12 Total assets 55,147 56,802 1,655 Total liabilities and equity 55,147 56,802 1,655 1. Including securities pledged as collateral. 18

Value at risk Definition From April 1, 2024, to March 31, 2025 (billions of yen)- 95% confidence level- Maximum: 6.9- 1-day time horizon for outstanding portfolio- Minimum: 3.5- Inter-product price fluctuations considered- Average: 5.2 (billions of yen) FY2023/24 FY2024/25 FY2023/24 FY2024/25 Mar Mar Mar Jun Sep Dec Mar Equity 3.3 2.0 3.3 3.2 3.0 3.3 2.0 Interest rate 2.6 2.1 2.6 2.6 2.4 2.4 2.1 Foreign exchange 2.1 1.5 2.1 2.4 2.4 1.7 1.5 Sub-total 8.0 5.6 8.0 8.2 7.8 7.4 5.6 Diversification benefit -2.5 -1.8 -2.5 -2.9 -2.4 -2.3 -1.8 VaR 5.5 3.8 5.5 5.3 5.4 5.1 3.8 19

Consolidated financial highlights (billions of yen) 400 12% 340.7 10.0% Net income (loss) 300 9% attributable to Nomura Holdings, Inc. (“NHI”) shareholders 165.9 200 6% 5.1% ROE(%) 100 3% 0 0% FY2023/24 FY2024/25 Net revenue 1,562.0 1,892.5 Income (loss) before income taxes 273.9 472.0 Net income (loss) attributable to Nomura 165.9 340.7 Holdings, Inc. (“NHI”) shareholders Total NHI shareholders’ equity 3,350.2 3,470.9 ROE (%)1 5.1% 10.0% Basic-Net income (loss) attributable to NHI 54.97 115.30 shareholders per share (yen) Diluted-Net income (loss) attributable to NHI 52.69 111.03 shareholders per share (yen) Total NHI shareholders’ equity per share (yen) 1,127.72 1,174.10 120 12% 101.4 98.4 10.0% 90 10.1% 10.4% 9% 8.1% 72.0 68.9 56.8 60 6% 5.1% 30 3% 0 0% FY2023/24 FY2024/25 4Q 1Q 2Q 3Q 4Q 445.1 454.4 483.3 502.0 452.7 92.1 102.9 133.0 138.3 97.7 56.8 68.9 98.4 101.4 72.0 3,350.2 3,463.0 3,300.8 3,569.9 3,470.9 5.1% 8.1% 10.1% 10.4% 10.0% 18.92 23.33 33.30 34.32 24.35 18.02 22.36 32.26 33.08 23.39 1,127.72 1,172.07 1,117.00 1,207.81 1,174.10 1. Quarterly ROE is calculated using annualized year-to-date net income. 20

Consolidated income (billions of yen) FY2023/24 FY2024/25 FY2023/24 FY2024/25 4Q 1Q 2Q 3Q 4Q Revenue Commissions 364.1 407.0 106.7 102.8 101.4 102.6 100.3 Fees from investment banking 173.3 212.2 48.3 41.3 53.3 64.4 53.3 Asset management and portfolio service fees 310.2 378.2 84.2 90.3 93.8 97.2 96.8 Net gain on trading 491.6 580.1 134.4 132.0 147.7 142.0 158.4 Gain (loss) on private equity and debt investments 11.9 7.6 2.0 3.2 1.6 1.6 1.2 Interest and dividends 2,620.9 2,927.9 726.4 788.6 763.0 745.5 630.9 Gain (loss) on investments in equity securities 9.6 0.4 5.4 1.4 -2.6 1.6 -0.1 Other 175.8 223.3 63.4 58.4 83.3 43.0 38.5 Total revenue 4,157.3 4,736.7 1,170.8 1,217.9 1,241.6 1,197.9 1,079.4 Interest expense 2,595.3 2,844.3 725.7 763.4 758.2 696.0 626.6 Net revenue 1,562.0 1,892.5 445.1 454.4 483.3 502.0 452.7 Non-interest expenses 1,288.2 1,420.5 353.0 351.5 350.3 363.7 355.0 Income (loss) before income taxes 273.9 472.0 92.1 102.9 133.0 138.3 97.7 Net income (loss) attributable to NHI shareholders 165.9 340.7 56.8 68.9 98.4 101.4 72.0 21

Main revenue items (billions of yen) FY2023/24 FY2024/25 FY2023/24 FY2024/25 4Q 1Q 2Q 3Q 4Q Commissions Stock brokerage commissions 242.7 264.5 72.7 64.9 66.9 66.3 66.3 Other brokerage commissions 15.6 17.5 3.8 4.1 4.4 4.4 4.7 Commissions for distribution of 56.2 66.1 15.7 20.3 14.5 17.3 14.0 investment trusts Other 49.5 58.9 14.5 13.4 15.5 14.6 15.3 Total 364.1 407.0 106.7 102.8 101.4 102.6 100.3 Fees from Equity underwriting and distribution 45.5 52.9 9.9 7.4 19.3 17.6 8.6 Investment banking Bond underwriting and distribution 27.5 48.4 9.0 8.8 11.4 14.9 13.2 M&A / Financial advisory fees 61.6 78.7 17.0 16.6 15.3 22.0 24.7 Other 38.8 32.2 12.4 8.4 7.3 9.8 6.7 Total 173.3 212.2 48.3 41.3 53.3 64.4 53.3 Asset Management Asset management fees 193.5 235.9 52.5 55.9 58.3 61.0 60.8 and portfolio Administration fees 88.2 109.1 23.9 26.5 27.3 27.8 27.6 service fees Custodial fees 28.5 33.2 7.7 8.0 8.3 8.4 8.5 Total 310.2 378.2 84.2 90.3 93.8 97.2 96.8 22

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)

	FY2023/24	FY2024/25	FY2023/24 4Q	FY2024/25 1Q	2Q	3Q	4Q
Wealth Management	122.7	**170.8**	38.8	42.3	45.3	46.2	**37.0**
Investment Management	60.2	**89.6**	17.8	23.2	31.9	18.9	**15.5**
Wholesale	53.9	**166.3**	20.6	21.1	45.3	62.4	**37.5**
Three business segments total	236.8	**426.6**	77.1	86.6	122.5	127.5	**90.1**
Other	47.4	**46.9**	10.8	15.1	13.7	10.2	**7.8**
Segments total	284.2	**473.5**	87.9	101.7	136.2	137.7	**97.9**
Unrealized gain (loss) on investments in equity securities held for operating purposes	-10.3	**-1.5**	4.2	1.2	-3.2	0.6	**-0.2**
Income (loss) before income taxes	273.9	**472.0**	92.1	102.9	133.0	138.3	**97.7**

Geographic information: Income (loss) before income taxes[1]

(billions of yen)

	FY2023/24	FY2024/25	FY2023/24 4Q	FY2024/25 1Q	2Q	3Q	4Q
Americas	14.7	**65.8**	14.3	13.3	19.8	18.3	**14.4**
Europe	-33.1	**20.3**	-18.8	-4.8	3.0	16.2	**5.9**
Asia and Oceania	23.8	**50.9**	9.3	8.4	17.0	17.3	**8.1**
Subtotal	5.4	**137.0**	4.8	17.0	39.8	51.8	**28.5**
Japan	268.5	**335.0**	87.3	86.0	93.3	86.5	**69.3**
Income (loss) before income taxes	273.9	**472.0**	92.1	102.9	133.0	138.3	**97.7**

1. *Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended March 31, 2025). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

23

Segment “Other” Income (loss) before income taxes (billions of yen) 60 50 47.4 46.9 40 30 20 15.1 13.7 10.8 10.2 7.8 10 0 1 2 FY2023/24 FY2024/25 FY2023/24 FY2024/25 4Q 1Q 2Q 3Q 4Q Net gain (loss) related to economic 2.0 -5.8 0.0 -2.9 1.8 -7.0 2.2 hedging transactions Realized gain (loss) on investments in equity 21.0 1.5 1.0 - 0.5 0.6 0.3 securities held for operating purposes Equity in earnings of affiliates 46.4 51.2 14.9 14.8 11.6 15.2 9.7 Corporate items -12.0 -5.9 -8.9 5.5 -5.3 -1.0 -5.1 Others -10.1 5.9 3.8 -2.3 5.2 2.3 0.7 Income (loss) before income taxes 47.4 46.9 10.8 15.1 13.7 10.2 7.8 24

Wealth Management related data (1) (billions of yen) FY2023/24 FY2024/25 FY2023/24 FY2024/25 4Q 1Q 2Q 3Q 4Q QoQ YoY Commissions 173.5 183.6 49.1 49.8 43.3 47.1 43.3 -8.0% -11.8% Of which, stock brokerage commission 80.2 72.2 25.1 19.1 17.7 18.1 17.4 -3.9% -30.9% Of which, commissions for distribution of 54.9 65.9 15.0 20.2 14.1 17.3 14.3 -17.2% -4.4% investment trusts Sales credit 55.9 52.5 14.0 14.5 15.6 11.5 10.8 -5.7% -22.6% Fees from investment banking and other 23.1 27.3 5.1 4.4 10.5 8.7 3.7 -57.6% -27.6% Investment trust administration fees and other 124.4 156.7 33.9 37.5 39.0 40.1 40.2 0.3% 18.7% Net interest revenue 25.5 31.4 6.7 7.7 8.2 8.9 6.5 -27.1% -2.9% Net revenue 402.4 451.5 108.8 114.0 116.7 116.3 104.5 -10.1% -3.9% Non-interest expenses 279.7 280.7 70.0 71.7 71.4 70.1 67.5 -3.7% -3.6% Income before income taxes 122.7 170.8 38.8 42.3 45.3 46.2 37.0 -19.8% -4.5% Domestic distribution volume of investment trusts 3,271.8 3,882.8 966.9 1,203.5 899.0 942.0 838.3 -11.0% -13.3% Stock investment trusts 2,525.9 3,107.2 664.0 955.6 719.8 719.5 712.3 -1.0% 7.3% Foreign investment trusts 745.9 775.6 302.9 247.9 179.2 222.5 126.0 -43.3% -58.4% Other Sales of JGBs for individual investors (transaction 398.9 317.9 68.5 113.4 38.6 89.0 76.8 -13.7% 12.1% base) 25

Wealth Management related data (2) Wealth Management client assets (trillions of yen) 153.5 153.5 153.5 152.2 160 Other 146.1 143.8 143.8 Foreign investment trusts 120 Bond investment trusts Stock investment 80 trusts Domestic bonds 40 Foreign currency bonds Equities 0 FY2023/24 FY2024/25 FY2023/24 FY2024/25 Mar Mar Mar Jun Sep Dec Mar Equities 102.5 92.2 102.5 100.6 94.6 98.9 92.2 Foreign currency bonds 6.4 6.5 6.4 6.8 6.5 6.5 6.5 Domestic bonds1 13.7 14.2 13.7 13.7 14.0 14.0 14.2 Stock investment trusts 13.3 13.3 13.3 14.2 13.5 14.4 13.3 Bond investment trusts 7.3 6.7 7.3 7.3 7.0 7.2 6.7 Foreign investment trusts 1.8 2.0 1.8 2.0 1.8 2.0 2.0 Other2 8.6 8.8 8.6 8.9 8.7 9.2 8.8 Total 153.5 143.8 153.5 153.5 146.1 152.2 143.8 1. Including CBs and warrants. 2. Including annuity insurance. 26

Wealth Management related data (3) Net inflows of cash and securities1 (billions of yen) Wealth Management total Retail only 1,600 1,273 1,288 1,276 1,200 755 803 800 460 467 380 400 236 138 181 168 0 -400 -131 -800 -656 FY2023/24 FY2024/25 FY2023/24 FY2024/25 4Q 1Q 2Q 3Q 4Q Wealth Management total 1,273 1,288 -656 803 236 -131 380 Retail only2 755 1,276 138 460 467 181 168 Inflows of cash and securities3 5,305 6,256 1,430 1,750 1,649 1,477 1,381 1. Cash and securities inflows minus outflows, excluding regional financial institutions. 2. Retail excludes Corporate section, Private Wealth Management and Workplace Service from Wealth Management total. Figures from before FY2023/24 4Q have been reclassified following a change in definition in FY2024/25 1Q. 3. Retail Only. Figures from before FY2023/24 4Q have been reclassified following a change in definition in FY2024/25 1Q. 27

Wealth Management related data (4) Number of accounts (thousands) FY2023/24 FY2024/25 FY2023/24 FY2024/25 Mar Mar Mar Jun Sep Dec Mar Accounts with balance 5,496 5,934 5,496 5,524 5,888 5,925 5,934 Equity holding accounts 2,972 3,285 2,972 2,978 3,265 3,275 3,285 NISA accounts opened1 1,780 1,779 1,780 1,745 1,763 1,771 1,779 Online service accounts 5,582 5,974 5,582 5,655 5,796 5,881 5,974 New individual accounts / IT share2 (thousands) FY2023/24 FY2024/25 FY2023/24 FY2024/25 4Q 1Q 2Q 3Q 4Q New individual accounts 334 372 99 83 81 99 109 IT share2 No. of orders 84% 85% 84% 84% 86% 85% 87% Transaction value 59% 60% 59% 58% 61% 59% 62% 1. Junior NISA accounts are not included from the figure at the end of June 2024. 2. Ratio of cash stocks traded via online service. 28

NOMURA

Investment Management related data (1)

Net revenue and income (loss) before income taxes

(billions of yen)

	FY2023/24	FY2024/25	FY2023/24 4Q	FY2024/25 1Q	2Q	3Q	4Q	QoQ	YoY
Business revenue	137.2	**163.7**	38.0	39.1	39.4	42.0	**43.3**	**3.1%**	**13.9%**
Investment gain/loss	16.9	**28.8**	5.6	8.6	16.7	3.8	**-0.2**	**-**	**-**
Net revenue	154.1	**192.5**	43.6	47.7	56.1	45.7	**43.0**	**-5.9%**	**-1.3%**
Non-interest expenses	93.9	**102.9**	25.8	24.5	24.2	26.8	**27.5**	**2.6%**	**6.5%**
Income (loss) before income taxes	60.2	**89.6**	17.8	23.2	31.9	18.9	**15.5**	**-17.9%**	**-12.5%**

Asset under management by company[1]

(trillions of yen)

	FY2023/24 Mar	FY2024/25 Mar	FY2023/24 Mar	FY2024/25 Jun	Sep	Dec	Mar
Nomura Asset Management	91.0	**88.1**	91.0	91.4	87.7	92.2	**88.1**
Nomura Corporate Research and Asset Management, etc.	5.6	**5.5**	5.6	6.2	5.9	6.3	**5.5**
Assets under management (gross)[2]	96.6	**93.6**	96.6	97.5	93.6	98.5	**93.6**
Group company overlap	7.6	**4.3**	7.6	5.0	4.8	4.9	**4.3**
Assets under management (net)[3]	89.0	**89.3**	89.0	92.5	88.8	93.5	**89.3**

1. *From June 2024, assets under management (gross) of Nomura Asset Management and Group company overlap assets decreased similarly due to the reorganization in the Americas made on April 1, 2024.*
2. *Total of assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square, as well as third party investments related to assets under management of asset management companies under Investment Management.*
3. *Net after deducting duplications from assets under management (gross).*

29

Investment Management related data (2) Asset inflows/outflows by business1 (billions of yen) FY2023/24 FY2024/25 FY2023/24 FY2024/25 4Q 1Q 2Q 3Q 4Q Investment trusts business 1,845 2,113 780 695 655 489 274 of which ETFs 473 987 296 145 521 -352 673 Investment advisory and international 1,915 536 347 256 468 -229 40 businesses, etc. Total net asset inflow 3,760 2,648 1,128 951 1,123 260 314 Domestic public investment trust market and Nomura Asset Management market share2 FY2023/24 FY2024/25 FY2023/24 FY2024/25 (trillions of yen) Mar Mar Mar Jun Sep Dec Mar Domestic public investment trusts Market 227.0 236.3 227.0 237.4 230.2 246.0 236.3 Nomura Asset Management share (%) 26% 25% 26% 26% 25% 25% 25% Domestic public stock investment trusts Market 211.0 221.5 211.0 221.6 215.2 230.3 221.5 Nomura Asset Management share (%) 25% 24% 25% 24% 24% 24% 24% Domestic public bond investment trusts Market 16.0 14.8 16.0 15.8 15.0 15.7 14.8 Nomura Asset Management share (%) 44% 44% 44% 44% 44% 45% 44% ETF Market 89.6 85.8 89.6 89.6 85.9 89.4 85.8 Nomura Asset Management share (%) 43% 44% 43% 44% 44% 44% 44% 1. Based on assets under management (net). 2. Source: Investment Trusts Association, Japan. 30

Wholesale related data Net revenue and income (loss) before income taxes (billions of yen) FY2023/24 FY2024/25 FY2023/24 FY2024/25 QoQ YoY 4Q 1Q 2Q 3Q 4Q Net revenue 866.1 1,057.9 254.2 244.8 263.4 290.5 259.2 -10.8% 2.0% Non-interest expenses 812.2 891.7 233.6 223.7 218.1 228.2 221.7 -2.8% -5.1% Income (loss) before income taxes 53.9 166.3 20.6 21.1 45.3 62.4 37.5 -39.9% 82.3% Breakdown of Wholesale revenue (billions of yen) FY2023/24 FY2024/25 FY2023/24 FY2024/25 QoQ YoY 4Q 1Q 2Q 3Q 4Q Fixed Income 420.3 499.2 122.6 125.6 127.8 139.9 105.8 -24.4% -13.7% Equities 286.8 375.4 81.9 82.0 93.2 99.1 101.1 2.1% 23.5% Global Markets 707.1 874.6 204.4 207.7 221.1 239.0 206.9 -13.4% 1.2% Investment Banking 159.0 183.3 49.8 37.2 42.3 51.5 52.3 1.5% 5.1% Net revenue 866.1 1,057.9 254.2 244.8 263.4 290.5 259.2 -10.8% 2.0% 31

Number of employees FY2023/24 FY2024/25 FY2023/24 FY2024/25 Mar Mar Mar Jun Sep Dec Mar Japan 14,870 14,830 14,870 15,215 15,045 14,977 14,830 Europe 3,053 3,133 3,053 3,057 3,111 3,114 3,133 Americas 2,440 2,417 2,440 2,450 2,502 2,433 2,417 Asia and Oceania1 6,487 6,815 6,487 6,622 6,724 6,736 6,815 Total 26,850 27,195 26,850 27,344 27,382 27,260 27,195 1. Includes Powai office in India. 32

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